AB 3/10

08029443

UNITEDSTATES
SANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creative/CW Equities Corporation

OFFICIAL USE ONLY
11567
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 Rockledge Drive, Suite 400A
(No. and Street)

Bethesda (City) MD (State) 20817 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berlin, Ramos & Company, P.A.
(Name – *if individual, state last, first, middle name*)

11200 Rockville Pike (Address) Rockville (City) MD (State) 20852 (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR - 3 2008
Washington, DC
100

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, Warren Siegel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creative/CW Equities Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

11200 Rockville Pike, Suite 115
Rockville, Maryland 20852
Main: 301.589.9000
Fax: 301.589.5464
www.berlinramos.com

BERLIN RAMOS
Certified Public Accountants

Joseph K. Speicher, CPA
R. Bruce Buchanan, CPA
Richard D. Winkler, CPA
Alan A. Bergamini, CPA
David Flinchum, CPA

INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS
CREATIVE/CW EQUITIES CORPORATION
BETHESDA, MARYLAND

We have audited the accompanying statement of financial condition and computation of net capital of Creative/CW Equities Corporation as of December 31, 2007 and the related statements of income, cash flows and changes in stockholder's equity for the period from January 1, 2007 to December 31, 2007, included in the accompanying Annual Audited Report, Form X-17 A-5 Part III. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative/CW Equities Corporation as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I-III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berlin, Ramos & Company, P.A.
BERLIN, RAMOS & COMPANY, P.A.

January 31, 2007

CREATIVE/ CW EQUITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 11,245
TOTAL ASSETS	$ 11,245

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Income Taxes Payable	$ 139
Other Liabilities	38
TOTAL LIABILITIES	177
STOCKHOLDER'S EQUITY:	
Common Stock, $1 par value, authorized 1,000 shares, issued and outstanding 500 shares	500
Additional Paid-In Capital	22,893
Retained Deficit	(12,326)
TOTAL STOCKHOLDER'S EQUITY	11,068
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 11,245

CREATIVE/ CW EQUITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commissions	$ 135,000
TOTAL REVENUE	135,000
EXPENSES:	
Compensation	$ 135,000
Income Tax Expense	139
TOTAL EXPENSES	135,139
INCOME (LOSS) BEFORE OTHER INCOME	(139)
OTHER INCOME	
INTEREST	332
TOTAL OTHER INCOME	332
NET INCOME	$ 193

The accompanying notes are an integral part of these statements.

CREATIVE/CW EQUITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	193
CHANGE IN ASSETS AND LIABILITITES		
Increase (decrease) in income taxes payable		139
Net Cash Provided by (Used in) Operating Activities		332
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		332
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		10,913
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	11,245

CREATIVE/ CW EQUITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total Stockholder's Equity
Balances at January 1, 2007	$ 500	$ 22,893	$ (12,519)	$ 10,875
Net Income			193	193
Balances at December 31, 2007	$ 500	$ 22,893	$ (12,326)	$ 11,068

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Corporation recognizes income and expenses on the accrual method of accounting for financial reporting purposes.

Cash and Cash Equivalents - For the purposes of reporting cash flows, cash and cash equivalents include money market accounts with a maturity of three months or less.

NOTE 2 - INCOME TAXES

At December 31, 2007, the Corporation has $116 in federal and $23 in Maryland income tax due.

CREATIVE/CW EQUITIES CORPORATION
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

SCHEDULE I

Reconciliation pursuant to Rule 17a-5(d)(4) as of December 31, 2007:

Net Capital per annual audited financial statements	$ 11,245
Net Capital per compiled financial statements	$ 11,245

CREATIVE/CW EQUITIES CORPORATION
COMPUTATION OF NET CAPITAL AND
FOR DETERMINATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2007

SCHEDULE II

Computation of Net Capital:	
Total Stockholder's Equity from Statement of Financial Condition	$11,245
Total Ownership Equity Qualified for Net Capital, Net Capital before Haircuts on Securities Positions	11,245
Haircuts on Securities:	
Money Market Fund	0
Net Capital	$11,245
Computation of Basic Net Capital Requirement:	
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$12
Minimum Dollar Net Capital Requirement	$ 5,000
Net Capital Requirement (Greater of Minimum Net Capital required and Minimum Dollar Requirement)	$ 5,000
Excess Net Capital	$ 6,245
Excess Net Capital at 1,000% (Net Capital less 10% of Aggregate Indebtedness)	$ 11,233

Determination of the Reserve Requirements:

The firm does not hold funds or securities for customers, therefore, the firm is exempt from SEC Rule 15c3-3 under Section 15c3-3(k)(2)(i).

CREATIVE/CW EQUITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

SCHEDULE III

Balance, January 1, 2007	$ 56
Increases and Decreases	139
Balance, December 31, 2007	$ 195

11200 Rockville Pike, Suite 115
Rockville, Maryland 20852
Main: 301.589.9000
Fax: 301.589.5464
www.berlinramos.com

BERLIN RAMOS
Certified Public Accountants

Joseph K. Speicher, CPA
R. Bruce Buchanan, CPA
Richard D. Winkler, CPA
Alan A. Bergamini, CPA
David Flinchum, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE BOARD OF DIRECTORS
CREATIVE/CW EQUITIES CORPORATION
BETHESDA, MARYLAND

In planning and performing our audit of the financial statements of Creative/CW Equities Corporation for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Creative/CW Equities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following internal control weakness that we consider to be a significant weakness as defined above.

Controls over financial reporting process:

During our audit procedures, it was noted that the Company did not have an appropriate level of segregation of duties over accounting processes connected with the financial statements being audited. Due to the limited size and availability of staff, as well as the absence of any other compensating controls, the Company should consider reviewing opportunities to improve the monitoring and oversight over accounting activity. The basic premise is that no one employee should have access to both the physical assets and the related accounting records or the recording of transactions. It should be noted that the deficiency outlined above is not unusual for an organization of this size and structure.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Berlin, Ramos & Company, P.A.
BERLIN, RAMOS & COMPANY, P.A.

January 31, 2007

END